Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Condition One Nutrition Inc.
169 W Valley Stream Blvd,
Valley Stream, NY 11580
https://www.goconditionone.com/

Up to $499,998.84 in Class A Common Stock at $1.72
Minimum Target Amount: $19,998.44

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Condition One Nutrition Inc.
Address: 169 W Valley Stream Blvd, , Valley Stream, NY 11580
State of Incorporation: NY
Date Incorporated: October 22, 2014

Terms:

Equity

Offering Minimum: $19,998.44 | 11,627 shares of Class A Common Stock
Offering Maximum: $499,998.84 | 290,697 shares of Class A Common Stock
Type of Security Offered: Class A Common Stock
Purchase Price of Security Offered: $1.72
Minimum Investment Amount (per investor): $299.28

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus | 10% Bonus Shares

As a loyal customer of Condition One Nutrition, you are eligible for an additional 10% bonus shares.

Time-Based Perks

Early Bird 1: Invest $500+ within the first 2 weeks | 5% bonus shares

Early Bird 2: Invest $1,000+ within the first 2 weeks | 7% bonus shares

Early Bird 3: Invest $5,000+ within the first 2 weeks | 10% bonus shares

Early Bird 4: Invest $10,000+ within the first 2 weeks | 12% bonus shares

Early Bird 5: Invest $25,000+ within the first 2 weeks | 13% bonus shares

Early Bird 6: Invest $50,000+ within the first 2 weeks | 15% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $1,000+ between days 35 - 40 and receive 9% bonus shares

Flash Perk 2: Invest $1,000+ between days 60 - 65 and receive 7% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $300+ | Get a 1-month supply of seasonal flavor protein bars + 10% off all orders for 1 month.

Tier 2 Perk: Invest $1,000+ | Get a 3-month supply of protein bars + Custom-branded shaker + 10% off all orders for 3 months + 3% bonus shares.

Tier 3 Perk: Invest $5,000+ | Get a 6-month supply of protein bars + Private nutritional webinar + 15% off all orders for 6 months + 5% bonus shares.

Tier 4 Perk: Invest $10,000+ | VIP access to product launches, 1-year supply of protein bars, 15% off all orders for 1 year + 7% bonus shares.

Tier 5 Perk: Invest $25,000+ | Invitations to exclusive tasting events, 2-year supply of protein bars, 20% off all orders for 2 years + 15% bonus shares.

Tier 6 Perk: Invest $50,000+ | Lifetime supply of protein bars, VIP event with the founders, 20% off all orders + 20% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Condition One, Inc. will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.72 / share, you will receive 110 shares of Common stock, meaning you'll own 110 shares for $172. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Condition One Nutrition Inc. ("Condition One" or the "Company") develops and markets premium nutrition products designed to support peak physical and mental performance. The Company's product line includes protein bars, supplements, and functional foods targeting health-conscious consumers, athletes, and military personnel. Known for its high-quality, nutrient-dense formulations, Condition One aims to optimize human performance through science-backed nutrition.

Condition One generates revenue through direct-to-consumer e-commerce, retail partnerships, and bulk orders for military and government contracts. The Company has successfully scaled its online sales and aims to expand its distribution network, including retail and international markets, to diversify revenue streams.

Intellectual Property

Condition One holds proprietary formulations and manufacturing processes designed to enhance nutrient absorption and bioavailability. The Company's premium ingredients and production methods are a key differentiator in the competitive nutrition space.

Competitors and Industry

Competitors

Condition One competes with established brands such as RXBAR, Quest Nutrition, and Clif Bar, as well as emerging startups focused on clean label and high-protein snacks. The competitive landscape is characterized by rapid innovation, shifting consumer preferences, and intense brand loyalty.

Industry Overview

The global snack bar market was valued at over $28 billion, with increasing demand driven in part by health-conscious consumers seeking convenient, high-quality nutrition. This market is expected to grow significantly as more consumers prioritize wellness, active lifestyles, and preventative health.

Current Stage and Roadmap

Current Stage

Condition One is in the growth stage and is revenue-generating, with a focus on scaling its direct-to-consumer business, expanding retail partnerships, and enhancing operational efficiencies to improve profitability.

Future Roadmap

Condition One plans to expand its product line, enter new distribution channels, and increase brand awareness through targeted digital marketing and strategic retail partnerships. The Company also aims to improve operational efficiencies and reduce customer acquisition costs to drive sustainable growth.

The Team

Officers and Directors

Name: Matthew DeMaio

Matthew DeMaio's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, Principal Accounting Officer, and Director
  Dates of Service: September, 2015 - Present
  Responsibilities: Founder and CEO, managing the company. No salary.

Name: Thomas Herskovits

Thomas Herskovits's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: January, 2025 - Present
  Responsibilities: Board Member

Other business experience in the past three years:

- Employer: Feldman Advisors
  Title: Managing Partner
  Dates of Service: January, 2017 - January, 2023
  Responsibilities: Led firm strategy and financial oversight, originated capital-raising and M&A transaction mandates, and managed deal execution and client relationships.

Other business experience in the past three years:

- Employer: Maridose Iinc.
  Title: Board Member
  Dates of Service: January, 2023 - January, 2025
  Responsibilities: Board Member

Name: Larry Dinkin

Larry Dinkin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board member, largest shareholder, Advisor
  Dates of Service: January, 2016 - Present
  Responsibilities: Advisor, Board Member.

Other business experience in the past three years:

- Employer: InEnTec Inc
  Title: Founder and board member
  Dates of Service: July, 1995 - Present
  Responsibilities: Founder and board member

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to

interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Class A Common Stock in the amount of up to 500K in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational our service or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our service. Delays or cost overruns in the development of our service and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Class A Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Class A Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition.

This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our service is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our

trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The Company is subject to a federal tax lien that may impact our financial position or future cash flow.
On August 14, 2024, a federal tax lien in the amount of $48,980 was filed against Condition One Nutrition Inc. by the Internal Revenue Service (IRS) in Kings County, New York. The lien relates to penalties and fees associated with late K-1 filings. We have submitted a formal abatement request to the IRS, and as of the date of this offering, we have not yet received a response. No repayment or installment agreement is currently in place. While we believe this issue will be resolved in our favor and will not materially impact our financial position, there is no guarantee the lien will be abated or that we will not be required to satisfy the full amount. If repayment is required, we may need to allocate company resources to address this obligation, which could affect our operating cash flow or financial flexibility.

The Chief Executive Officer does not currently receive a salary for his role with the Company
Condition One Nutrition Inc. is an early-stage company that does not currently generate consistent revenue. Accordingly, the CEO of Condition One (Matthew DeMaio) does not currently receive a salary for his work. Although he has been, and will continue to be, compensated in sweat equity, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. In order to counterbalance the current absence of monetary incentivization, the Company has arranged for the CEO to receive a salary of $6,000 per month once the Company achieves an annualized revenue run rate of $1.8 million. Matthew currently devotes approximately 50 to 80 hours per week to the operations, strategy, and management of the Company and does not receive compensation from any other employment.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Matthew DeMaio	915,000	Class B Common Stock	78.42%

The Company's Securities

The Company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 290,697 of Class A Common Stock.

Class A Common Stock

The amount of security authorized is 10,000,000 with a total of 2,517,891 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total amount outstanding includes 122,023 of shares to be issued pursant to stock options, reserved but unissued.

Class B Common Stock

The amount of security authorized is 10,000,000 with a total of 915,000 outstanding.

Voting Rights

10 votes per share

Material Rights

The Company has a dual-class structure. Class A and Class B Common Stock vote together on all matters submitted to stockholders; however, each Class B share carries 10 votes, while each Class A share carries 1 vote.

What it means to be a minority holder

As a minority holder of Class A Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $300,000.00
  Number of Securities Sold: 169,992
  Use of proceeds: Marketing, working capital
  Date: January 31, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Name: Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $160,000.00
  Number of Securities Sold: 114,286
  Use of proceeds: Marketing, working capital
  Date: February 01, 2023
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $698,520.16, compared to $1,014,224.73 in fiscal year 2024. This increase was primarily driven by a significant rise in ECOMM Shopify sales, accounting for approximately $315,704 in additional revenue.

Cost of Goods Sold

Cost of Goods Sold for fiscal year 2023 was $489,081, compared to $700,346 in fiscal year 2024. The increase reflects higher production costs and expanded marketing efforts as the Company scaled its operations.

Gross Margins

Gross margins for fiscal year 2023 were $209,439.32, compared to $313,879 in fiscal year 2024. Despite the increase in gross profit, the gross margin percentage remained consistent at approximately 30%, indicating stable profitability despite higher costs.

Expenses

Expenses for fiscal year 2023 were $318,790, compared to $630,307 in fiscal year 2024. The significant increase in expenses was primarily due to higher marketing and consulting costs as the Company invested in customer acquisition and operational infrastructure to support future growth.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue-generating. We believe that historical cash flows are not fully indicative of the revenue and cash flows expected in the future, primarily because Condition One has only recently begun to scale its direct-to-consumer operations, expand its product line, and activate new retail and government channels.

Historically, cash flow was primarily generated through organic online sales of a single core product line. However, as the Company enters the next phase of growth—including the launch of new SKUs (e.g., low-carb bars), increased subscription adoption, and operational efficiencies from manufacturing improvements—we expect both revenue and profitability to increase significantly.

Our goal is to achieve cash flow positivity and self-funded growth in the near term by leveraging improved gross margins, growing repeat revenue, and maintaining a low customer acquisition cost (CAC). Future cash flow performance is also expected to benefit from increased scale, bundling strategies, and data-driven customer retention initiatives that were not yet mature in historical periods.

In short, while past cash flows reflect strong demand and customer adoption, they do not yet capture the full impact of Condition One's broader growth engine, which is now positioned for more scalable and sustainable growth.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of July 1, 2025, the Company has capital resources available in the form of:

- A line of credit for $20,000 (Amex)

- Cash on hand totaling $16,278

- No shareholder loans or capital contributions currently available

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds from this campaign are critical to our company operations. These funds are required to support our marketing and advertising initiatives, which are essential for accelerating growth and expanding our market reach.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. If the maximum funding goal is reached, approximately 93% of the Company's total available funds will be comprised of funds raised through this crowdfunding campaign, significantly supporting the Company's operational and growth objectives.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $20,000, we anticipate being able to operate for approximately one month. This estimate is based on a current monthly burn rate of $20,000, primarily covering expenses related to marketing and advertising.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for the foreseeable future and work toward becoming cash flow positive. This projection is based on a sustainable monthly burn rate, covering expenses related to marketing, advertising, cost of goods sold, and shipping.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital, including required capital contributions, additional lines of credit, or planned future capital raises.

Indebtedness

- Creditor: American Express
  Amount Owed: $20,083.00
  Interest Rate: 1.0%
  Interest rate: Variable APR, per credit card agreement Maturity date: Revolving; balance payable monthly Material terms: Revolving credit card balance used for business operations

- Creditor: Outside legal counsel
  Amount Owed: $10,625.00
  Interest Rate: 0.0%
  Maturity date: Undetermined; payment pending dispute resolution Material terms: Legal fees from 2023–2024 in dispute; no resolution as of the balance sheet date

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $5,904,572.52

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) no preferred stock is authorized or outstanding; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) there are no shares reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $19,998.44 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- StartEngine Service Fees
  92.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $499,998.84, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Inventory
  10.0%
  We will use 10% of the funds raised to purchase inventory for the Company’s product in preparation of expansion and/or launch of the product.

- Company Employment
  78.0%
  We will use 78% of the funds for working capital to cover expenses for the [initial launch, product expansion, etc as

well as ongoing day-to-day operations of the Company.

- StartEngine Reg CF Campaign Marketing
  4.5%
  We will use 4.5% for StartEngine Reg CF Campaign Marketing

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.goconditionone.com/ (goconditionone.com/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/condition-one-nutrition

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Condition One Nutrition Inc.

[See attached]

MH Group LLC
Majed Harfouche, CPA

Independent Auditor's Report

To the Shareholders
Condition One Nutrition LLC

Report on the Financial Statements

We have audited the accompanying financial statements of **Condition One Nutrition LLC**, which comprise the balance sheet as of 12/31/2024 and 12/31/2023, the related statements of income, owner's equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.

MH Group LLC
Majed Harfouche, CPA

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Condition One Nutrition LLC** as of 12/31/2024 and 12/31/2023, and its financial performance and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

Majed Harfouche, CPA

MH Group LLC

8/01/2025

Majed Harfouche, CPA

Balance Sheet
CONDITION ONE NUTRITION
As of December 31,

	2024	2023
Assets		
Current Assets		
Cash and Cash Equivalents	29,631	66,579
Accounts Receivable	3,600	-
Inventory	30,790	61,100
Total for Current Assets	**64,022**	**127,680**
Long Term Assets		
Machinery and Equipment	139,225	107,665
Accumulated Depreciation	(37,125)	(24,997)
Net Long Term Assets	**102,100**	**82,668**
Total Assets	**166,122**	**210,347**
Liabilities and Equity		
Current Liabilities		
Accounts Payable	30,708	28,518
Total Current Liabilities	**30,708**	**28,518**
Total Liabilities	**30,708**	**28,518**
Equity		
Opening Balance Equity	(24,165)	(24,165)
Capital Stock	1,558,394	1,283,394
Retained Earnings	(1,077,400)	(968,050)
Net Income	(316,429)	(109,350)
Partner Draw	(4,987)	-
Total Equity	**135,414**	**181,829**
Total Liabilities and Owner Equity	**166,122**	**210,347**

See Accompanying Notes

Income Statement
CONDITION ONE NUTRITION
December 31,

	2,024	2,023
Sales		
ECOMM PayPal Sales	129,076	438,605
ECOMM Shopify Sales	805,201	142,497
ECOMM Stripe Sales	79,947	117,418
Total Sales	**1,014,225**	**698,520**
Cost of Goods Sold		
Cost of Goods Sold	177,292	87,602
Cost of labor - COS	280,615	280,417
Freight & Delivery	214,872	121,062
Supplies	27,566	-
Total Cost of Goods Sold	**700,346**	**489,081**
Gross Profit	**313,879**	**209,439**
Expenses		
Advertising	241,813	112,475
Transportation	12,055	10,394
Bank Fees	3,637	936.83
Computer Expense	1,544	3,424.95
Entertainment	6,124	3,051.19
Insurance	2,409	2,915.14
Interest Expense	873	-
Legal Fees	14,190	-
Travel	15,011	19,764
Meals	28,770	15,301.21
Membership	5,688	3,196.09
Merchant Fees	3,466	15,204.63
Miscellaneous	3,913	2,570.13
Office Expense	51,544	29,361.85
Other Expenses	27,847	2,054.32
Outside Consultants	150,535	70,912.52
Postage	-	1,200.00
Rent	15,100	13,900.00
Software	3,353	-
Depreciation	12,127	12,127
Inventory Write off	30,310	-
Total Expenses	**630,307**	**318,790**
Net Income (Loss)	**(316,429)**	**(109,350)**

See Accompanying Notes

CONDITION ONE NUTRITION
Cash Flow Statement
As of December 31,

	2,024	2,023
Cash Flows from Operating Activities:		
Net Income	**(316,429)**	**(109,350)**
Adjustments for non-cash items:		
Increase in AR	(3,600)	-
Depreciation & Amortization	12,127	12,127
Increase in AP	2,190	1,814
Decrease in Inventory	30,310	-
Net Cash Provided by Operating Activities	**(275,401)**	**(95,409)**
Cash Flows from Investing Activities:		
Purchase of Assets	(31,560)	-
Net Cash Used in Investing Activities	**(31,560)**	-
Cash Flows from Financing Activities:		
Issuance of Common Stock	275,000	130,000
Partner Distributions	(4,987)	-
Opening Balance Equity	-	-
Net Cash Provided by (Used in) Financing Activities	**270,013**	**130,000**
Net Increase/(Decrease) in Cash	(36,948)	34,591
Beginning Cash Balance	66,579	31,989
Ending Cash Balance	**29,631**	**66,579**

See Accompanying Notes

CONDITION ONE NUTRITION
Statement of Owner Equity
As of 12/31/2024

Beginning Owner's Equity 2023	**162,856**
+ Capital Contributions	130,000
+ Net Income for the period	(109,350)
- Owner's Withdrawals/Distributions	(1,677)
Beginning Owner's Equity 2024	181,829
+ Capital Contributions	275,000
+ Net Income for the period	(316,429)
- Owner's Withdrawals/Distributions	(4,987)
- Adjustments	-
Total Equity	**135,414**

See Accompanying Notes

MH Group LLC
Majed Harfouche, CPA

Notes to the Financial Statements:

1. Summary of Significant Accounting Policies

Nature of Operations

Condition One Nutrition LLC is a company that specializes in making high-protein, clean label nutrition bars designed as meal replacements or workout fuel. They are known for their focus on real food ingredients and support for the veteran community. The bars are formulated to provide a balance of protein, healthy fats, and clean carbohydrates to support both physical and mental performance.

Basis of Presentation:

The financial statements have been prepared in accordance with generally accepted accounting principles in the United States (GAAP). The financial statements include the balance sheet, income statement, statement of owner's equity, statement of cash flows, and accompanying notes.

Revenue Recognition:

Revenue is recognized when control of the goods or services is transferred to the customer, which generally occurs upon shipment or delivery, depending on contract terms. Revenue is quantified at the transaction price, net of discounts, returns, and allowances.

Inventory Valuation:

Inventories are recorded at the lower of cost or net realizable value. Cost is determined using the first-in, first-out (FIFO) method. The company does not hold inventory but completes direct orders for its products

Property, Plant, and Equipment:

Property, plant, and equipment are recorded at cost and are depreciated over their estimated useful lives using the straight-line method. The useful lives range from 3 to 20 years depending on the asset type. Repairs and maintenance are expensed as incurred.

Intangible Assets and Amortization:

Intangible assets, such as patents or trademarks, are recorded at cost and amortized on a straight-line basis over their estimated useful life, generally from 3 to 15 years. Capitalized research and development costs are expensed as incurred unless they meet specific criteria for capitalization.

Financial Instruments:

The company's financial instruments consist mainly of cash, accounts receivable, accounts payable, and debt. Cash is classified as a Level 1 asset under fair value hierarchy, and the company applies the fair value option to certain financial instruments if applicable.

Use of Estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts. Significant estimates include valuations of inventory, recoverability of deferred tax assets, useful lives of property and equipment, and lease obligations. Actual results may differ from these estimates.

Income Taxes:

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for temporary differences between financial statement and tax basis, using enacted tax rates in effect for the years in which temporary differences are expected to reverse.

Functional Currency:

The functional currency of the company is the U.S. dollar. All transactions are recorded in U.S. dollars.

2. Cash and Cash Equivalents :

As of December 31,	
2024	**2023**
29,631	66,579

3. Accounts Receivable

As of 12/31/2024, the Company does only hold $3,600 worth of AR

4. Inventory:

The Company maintains small amounts of raw material and finished goods on hand at any given time. Given that most inventory is sold within 30 days, no valuation is deemed necessary.

5. Property, Plant, and Equipment as of December 31:

2023

Assets

Beginning Balance	Additions	Disposals	Ending Balance
107,665	-	-	107,665

Depreciation

Beginning Balance	Additions	Disposals	Ending Balance
12,870	12,127	-	24,997

2024

Assets

Beginning Balance	Additions	Disposals	Ending Balance
107,665	31,560	-	139,225

Depreciation

Beginning Balance	Additions	Disposals	Ending Balance
24,997	12,127	-	37,125

6. Accounts Payable

As of December 31, 2024, and December 31, 2023, the Company reported accounts payable of $30,708 and $28,518, respectively. These balances primarily consist of obligations to suppliers for inventory, services, and other operational expenses incurred during the normal course of business.

The accounts payable balance includes:

- $10,625 in professional fees owed to outside counsel for both 2024 and 2023. This amount is in dispute and no resolution has been reached as of yet
- $20,083 in credit card payments as of 2024 and $17,893 for 2023, subject to net 30-day payment terms.

All amounts are recognized at their carrying value, which approximates fair value due to their short-term nature. The Company remains compliant with its supplier payment terms and continues to manage cash flows effectively to ensure timely settlement of its obligations.

7. Related Parties

For the fiscal years ending December 31, 2024 and December 31, 2023, the Company has assessed its transactions in accordance with ASC 850 - Related Party Disclosures. Management has determined that there were no transactions with related parties that require disclosure in the financial statements.

The Company defines related parties as any affiliates, subsidiaries, key management personnel, and their immediate family members, as well as any entities that are controlled by these parties. Throughout the reported period, there were no transactions, arrangements, or balances with these related parties that would significantly influence the financial position or results of operations as presented.

8. Equity and Capital Stock

As of December 31, 2024 the Company has authorized and issued 3,361,315 shares of common stock with a par value of $ 1,558,394

9. Subsequent Events

The Company has evaluated events occurring after the balance sheet date of December 31, 2024, through the date the financial statements were issued in July 2025. Based on this evaluation, there have been no significant subsequent events that would require adjustment or additional disclosure in the financial statements.

.

Dropbox Sign

Audit trail

Title	Sign
File name	Condition_One_Draft_FS.pdf
Document ID	080362e70190149ca292253433ba53802c492ef2
Audit trail date format	MM / DD / YYYY
Status	● Signed

Document History

SENT	**08 / 01 / 2025** 15:00:38 UTC	Sent for signature to Majed Harfouche, CPA (majedharfouche@mhgroupllc.com) from majedharfouche@mhgroupllc.com IP: 172.58.147.108
VIEWED	**08 / 01 / 2025** 15:00:44 UTC	Viewed by Majed Harfouche, CPA (majedharfouche@mhgroupllc.com) IP: 172.58.147.108
SIGNED	**08 / 01 / 2025** 15:00:55 UTC	Signed by Majed Harfouche, CPA (majedharfouche@mhgroupllc.com) IP: 172.58.147.108
COMPLETED	**08 / 01 / 2025** 15:00:55 UTC	The document has been completed.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF CONDITION ONE NUTRITION

Fresh Nutrition. Delivered On-Demand.

Condition One aims to be a leading innovator in the $28 billion snack bar market, producing fresh, nutrient-rich meal replacement bars. With a direct-to-consumer model, Condition One has achieved over $1 million in annual revenue while offering unmatched quality and freshness.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


C1
NUTRITION
FRESH NUTRITION.
DELIVERED ON-DEMAND.

Get Equity
$1.72 Per Share

MIN INVEST $299.28

VALUATION $5.9M

REASONS TO INVEST

- Revolutionizing Meal Replacement Bars: Condition One offers a unique fresh-baked, nutrient-rich meal replacement bar model with an "Order-Bake-Ship Fresh" model, designed to provide significant competitive advantages in a growing $28B snack bar market versus processed bars (freshness, direct relationship with consumers, no preservatives, better quality controls).

- Real-World R&D and Product/ Market Fit: Created for a Real Need. Founded by a U.S. Marine and supported by food industry veterans with experience scaling billion-dollar food brands. The team ensures operational excellence and innovation.

- Strong Market Traction & Performance Metrics: Customer Acquisition Cost (CAC) is trending downward, from $27 to just $22 over the past 6 months, while Lifetime Value (LTV) continues to rise from 205 to above $212.* Achieved over $1M in annual revenue in 2024 with minimal marketing expenditure. Condition One generates revenue 9.6x customer acquisition cost from direct-to-consumer (DTC) sales.**

**According to internal DTC performance data from January to June 2025.*

***Based on internal DTC performance data as of June 2025 using $212 LTV and $22 CAC.*

TEAM



Matthew DeMaio • Founder, Chief Executive Officer, Sole Director, and Principal Accounting Officer

Matthew DeMaio served five years in the United States Marine Corps, where he worked as an Infantry team leader in grounds, vehicle operations, static security, urban operations, and patrols. He achieved Sergeant's rank and received two meritorious promotions and six commendation awards.

After returning from deployment in SE Africa, Matt attended college and spent nights tinkering in his Long Island kitchen with a clear mission: he wanted to create the nutrition bar that he desperately searched and yearned for while serving in the physically demanding combat zone. Five years later, Matt is the proud Founder and CEO of Condition One Nutrition, and his bars are widely received in the military, fitness, and outdoor communities.

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Larry Dinkin • Board Member, Largest Shareholder and Heavily Involved Advisor

Larry has been an investor and a daily advisor to Condition One since 2016. He has an extensive background in business startups and management. His experience includes involvement with several national food brands, such as founding Marie Callender's Retail Foods. Marie Callender was founded by Dinkin in 1987 with $2 million of venture capital and built it into a business with over $170 million in annual sales. It was sold in 1994 to ConAgra for $140 million. Larry Dinkin has received several business awards, including Long Island Entrepreneur of the Year from Inc. Magazine and a Clio Award for his Marie Callender design work. He was featured in Advertising Age magazine's "Marketing 100" for the Marie Callender concept. Dinkin is one of the founders, board members, and advisors to InEnTec, a high-tech environmental firm.

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Thomas Herskovits • Board Member

Tom is a well-respected food executive. He has run multi-billion-dollar revenue businesses and has also been involved in several successful entrepreneurial ventures. Mr. Herskovits was President & CEO of Specialty Foods; was President of Kraft Dairy and Frozen Products and General Manager of the Breakfast Foods Division of General Foods. He started his career at Procter & Gamble in brand management. The companies and brands Tom led frequently exceeded revenue and profit budgets. Mr. Herskovits was Managing Partner of Herskovits Enterprises, a founder/investor in seven successful consumer-oriented businesses. Mr. Herskovits was on the Board of Directors of Franchise Group Inc and has served on the Boards of Playtex, Halo Inc, Natural Golf Corporation, In-House Travel, and City Lights Development Corp. He is a member of the Harvard Nutrition Roundtable.

Mr. Herskovits was on The Board of Directors of Franchise Group Inc. a public company that was taken private. Certain members of the Board were sued claiming that the price the company was sold at that was inadequate. Mr. Herskovits was not mentioned in the suit and the suit was dismissed.

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THE PITCH

Condition One Nutrition, founded by U.S. Marine Matt DeMaio, is aiming to disrupt the $28 billion snack bar market with its unique "Order-Bake-Ship Fresh" model. With over $1M in annual revenue and a team of seasoned food and marketing experts, Condition One delivers fresh, nutrient-packed meal replacement bars that we believe outperform competitors in taste, quality, and convenience.


ORDER
BAKE
SHIP
FRESHNESS DELIVERED
Every bar is baked fresh and shipped within 24 hours to ensure peak quality and flavor.
$22
CUSTOMER ACQUISITION COST
$212
CUSTOMER LIFETIME VALUE
130%
GROWTH FROM JAN '24 TO APR '25

**$22 CAC and $212 LTV are internal estimates from Jan–June 2025. 130% growth reflects an increase in gross sales from Jan. 2024 to Apr. 2025. Figures are unaudited and may not predict future results.*

**Historical results with no guarantee of similar future performance.*

THE PROBLEM & OUR SOLUTION

The Problem:

Staleness and the Struggle for Truly Healthy Meal Replacements

The snack bar industry is flooded with heavily processed options that sacrifice freshness and nutritional quality for shelf life. It often takes months for products to reach consumers via the standard distribution model, resulting in stale, dry bars. Consumers seeking truly healthy, satisfying meal replacements struggle to find products that combine convenience with clean, whole-food ingredients.

The Solution:

Bake it Fresh With Organic Ingredients

Condition One Nutrition delivers freshly baked meal replacement bars through its innovative "Order-Bake-Ship Fresh" model. Designed by a U.S. Marine in collaboration with a Naval Warfare Nutritionist, our bars provide long-lasting energy with premium, organic ingredients. By focusing on direct-to-consumer e-commerce, we strive to deliver fresh, made-to-order bars and a convenient, personalized customer experience. We believe this scalable model positions Condition One as a challenger to the $28 billion snack bar market.


SUSTAINED ENERGY BOOST
◦ Made with premium, organic whole-food ingredients.
◦ Packed with nutrients to sustain physical & mental performance.
◦ Created with input from a Naval Special Warfare nutritionist.
FROM KITCHEN TO CONSUMER
◦ Superior taste with no compromise on quality.
◦ Streamlined e-commerce model for convenience.
◦ Generate revenue 9.6x customer acquisition cost.
SCALING FRESHNESS & TRUST
◦ Aiming to disrupt the snackbar industry with differentiated freshness.
◦ Scalable model designed for growth.
◦ Trusted by fitness enthusiasts and wellness advovates.

**Metrics are based on internal, unaudited data (Jan–Jun 2025). 'Sustained energy' reflects formulation and advisor input. Endorsements are unpaid. No guarantee of future results.*

THE MARKET & OUR TRACTION

The Market:

The global snack bar market was valued at $28 billion in 2024 and is projected to grow at a 4.47% CAGR during the forecast period (2025-2033) (Source). Condition One targets fitness enthusiasts, wellness snackers, and military communities, offering a superior alternative to processed bars. With growing consumer demand for fresh, nutrient-dense, and convenient options, our unique model is designed to directly address this gap in the market.

Our Traction:

Condition One has achieved over $1 million in annual revenue in 2024, generating revenue 9.6x customer acquisition costs. Our direct-to-consumer model and a growing subscription base, has demonstrated an ability to scale. With high re-order rates and a robust influencer network reaching over 1.9 million, Condition One believes it is well-positioned for growth in an expanding industry.


PERFECT MEAL IN EVERY BAR
25g PROTEIN
44g CLEAN & COMPLEX CARBOHYDRATES
10g POWERFUL MCT FATS
5g FIBER
16 ESSENTIAL VITAMINS & MINERALS
380 NUTRIENT-PACKED CALORIES


TRACTION BUILT FOR SCALE
950% PRODUCTION CAPACITY WITH NEW MANUFACTURER
61.7% ECOMMERCE CUSTOMER REORDER RATE
582% TRAFFIC GROWTH ON SHOPIFY FROM 2022-2024

*Past performance is not indicative of future results. Any historical returns, performance, or projections are not guaranteed and may not reflect actual future performance


TESTIMONIALS
5000+ REVIEWS
4.9/5 AVG
DAVID MCKAY
I seriously feel like I'm eating a homemade brownie or slice of cake. I don't even feel like I'm eating a protein bar. Straight 100% one of the most legit protein bars I have ever ate....
SIMON B
These bars are amazing. Not only great for you and all natural, but 25 grams of protein. And did I mention that they are the best that I have ever had? I could live on these.
DIANE KROE
I've ordered all 4 flavors! My favorite was the Pumpkin Pecan that was a limited batch, that being said, they're all great flavors and I eat them regularly instead of eating a MRE in the field... good job guys, and bring back the Pumpkin!
VANESSA H.
For about the same price as one burger from McDonald's a C1 bar is far more nutritious with high protein, low sugar, natural ingredients, and it tastes great - what more do you want? PLUS, when you buy them you help support our veterans!

*These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.

Notable Investors:

- Founder Matt DeMaio has invested $80,000.
- Non-founder investors include Larry Dinkin ($450,000) and Andrew Smith ($350,000), both seasoned professionals in food and business startups.

Notable Partnerships:

- Collaborations with 160 influencers across the fitness, wellness, and veteran communities - reaching a combined audience of over 1.9 million followers. Notable partners include Rudy Reyes, among others.

WHY INVEST

Join the Revolution of Clean, Real Food Bars

Invest in Condition One to be part of a revolution in the $28 billion snack bar market. Your funds are intended to support scaling production, expanding product lines, and optimizing our direct-to-consumer model. A mission rooted in supporting veterans, your investment drives innovation, growth, and social impact. **Join us in delivering fresh, nutrient-packed bars that redefine convenience and quality.**


TAKE ACTION TODAY!
APPLE & CINNAMON

FEATURED COVERAGE

Military.com
abc NEWS
SOFREP
TACTICAL TALK ALLISON BARRIE

ABOUT

HEADQUARTERS
169 W Valley Stream Blvd,
Valley Stream, NY 11580

WEBSITE
View Site

Condition One aims to be a leading innovator in the $28 billion snack bar market, producing fresh, nutrient-rich meal replacement bars. With a direct-to-consumer model, Condition One has achieved over $1 million in annual revenue while offering unmatched quality and freshness.

TERMS

Condition One Nutrition

Overview

PRICE PER SHARE
$1.72

VALUATION
$5.9M

DEADLINE
Sep. 24, 2025 at 6:59 AM UTC

FUNDING GOAL
$20K - $500K

Breakdown

MIN INVESTMENT
$299.28

OFFERING TYPE
Equity

MAX INVESTMENT
$499,998.84

SHARES OFFERED
Class A Common Stock

MIN NUMBER OF SHARES OFFERED
11,627

MAX NUMBER OF SHARES OFFERED
290,697

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$166,122	$210,347
Cash & Cash Equivalents	$29,631	$66,579
Accounts Receivable	$3,600	$0
Short-Term Debt	$30,708	$28,518
Long-Term Debt	$0	$0
Revenue & Sales	$1,014,225	$698,520
Costs of Goods Sold	$700,346	$489,081
Taxes Paid	$0	$0
Net Income	-$316,429	-$109,350

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Loyalty Bonus | 10% Bonus Shares

As a loyal customer of Condition One Nutrition, you are eligible for an additional 10% bonus shares.

Time-Based Perks

Early Bird 1: Invest $500+ within the first 2 weeks | 5% bonus shares

Early Bird 2: Invest $1,000+ within the first 2 weeks | 7% bonus shares

Early Bird 3: Invest $5,000+ within the first 2 weeks | 10% bonus shares

Early Bird 4: Invest $10,000+ within the first 2 weeks | 12% bonus shares

Early Bird 5: Invest $25,000+ within the first 2 weeks | 13% bonus shares

Early Bird 6: Invest $50,000+ within the first 2 weeks | 15% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $1,000+ between days 35 - 40 and receive 9% bonus shares

Flash Perk 2: Invest $1,000+ between days 60 - 65 and receive 7% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $300+ | Get a 1-month supply of seasonal flavor protein bars + 10% off all orders for 1 month.

Tier 2 Perk: Invest $1,000+ | Get a 3-month supply of protein bars + Custom-branded shaker + 10% off all orders for 3 months + 3% bonus shares.

Tier 3 Perk: Invest $5,000+ | Get a 6-month supply of protein bars + Private nutritional webinar + 15% off all orders for 6 months + 5% bonus shares.

Tier 4 Perk: Invest $10,000+ | VIP access to product launches, 1-year supply of protein bars, 15% off all orders for 1 year + 7% bonus shares.

Tier 5 Perk: Invest $25,000+ | Invitations to exclusive tasting events, 2-year supply of protein bars, 20% off all orders for 2 years + 15% bonus shares.

Tier 6 Perk: Invest $50,000+ | Lifetime supply of protein bars, VIP event with the founders, 20% off all orders + 20% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Condition One, Inc. will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.72 / share, you will receive 110 shares of Common stock, meaning you'll own 110 shares for $172. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Administrative Expenses" not strictly for administrative purposes. Any expense labeled "Travel and Entertainment". Inter company debt or back payments.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Venture Club

Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$300

Tier 1 Perk

Invest $300+ | Get a 1-month supply of seasonal flavor protein bars + 10% off all orders for 1 month.

Select

$1,000

Flash Perk 2

Invest $1,000+ between days 60 - 65 and receive 7% bonus shares

03 Days 16 Hours 48 Minutes 56 Seconds

Select

$1,000

Tier 2 Perk

Invest $1,000+ | Get a 3-month supply of protein bars + Custom-branded shaker + 10% off all orders for 3 months + 3% bonus shares.

Select

$5,000

Tier 3 Perk

Invest $5,000+ | Get a 6-month supply of protein bars + Private nutritional webinar + 15% off all orders for 6 months + 5% bonus shares.

Select

$10,000

Tier 4 Perk

Invest $10,000+ | VIP access to product launches, 1-year supply of protein bars, 15% off all orders for 1 year + 7% bonus shares.

Select

$25,000

Tier 5 Perk

Invest $25,000+ | Invitations to exclusive tasting events, 2-year supply of protein bars, 20% off all orders for 2 years + 15% bonus shares.

Select

$50,000

Tier 6 Perk

Invest $50,000+ | Lifetime supply of protein bars, VIP event with the founders, 20% off all orders + 20% bonus shares.

Select

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Can I cancel my investment?

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For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

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- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

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RESTATED

CERTIFICATE OF INCORPORATION OF

CONDITION ONE NUTRITION INC.

Under Section 807 of the Business Corporation Law

Pursuant to the provisions of Section 807 of the Business Corporation Law of the State of New York, the undersigned, being the President of CONDITION ONE NUTRITION INC. (the "Corporation"), hereby certify as follows:

FIRST: The name of the Corporation is Condition One Nutrition Inc.

SECOND: The Certificate of Incorporation of the Corporation was filed with the Department of State on October 22, 2014.

THIRD: The amendments of the Certificate of Incorporation of the Corporation set forth herein were authorized by written consent of the Board of Directors of the Corporation, in accordance with Section 708(b) of the Business Corporation Law of the State of New York, and by written consent of all outstanding shares of the Corporation entitled to vote thereon, in accordance with Section 615(a) of the Business Corporation Law of the State of New York.

FOURTH: This amended and restated certificate of incorporation effects the following amendments or changes to the Certificate of Incorporation:

(i) Article FOURTH provides for a change of issued shares, the number and kind of shares changed, the number and kind of shares resulting from such change and the terms of change, as follows:

a. Exchange of Shares. Prior to this Amended and Restated Certificate of Incorporation, 10,000,000 shares of common stock, $.001 par value per share, were authorized. These 10,000,000 shares of common stock, $.001 par value per share, previously authorized are converted to 10,000,000 shares of authorized Class B common stock, $.001 par value per share (the "Class B Common Stock"). Of the 10,000,000 shares of common stock, $.001 par value per share, previously authorized, 915,000 shares were issued and outstanding. Each of the 915,000 issued and outstanding shares of common stock, $.001 par value per share, previously issued and outstanding are converted to one share of Class B Common Stock, so that all 915,000 issued and outstanding shares of common stock, $.001 par value per share, are converted into 915,000 issued and outstanding shares of Class B Common Stock.

b. Elimination of Preferred Stock. Prior to this Amended and Restated Certificate of Incorporation, 10,000,000 shares of preferred stock, $.001 par value per share,

were authorized. These 10,000,000 shares of preferred stock, $.001 par value per share, previously authorized are eliminated. None of the 10,000,000 shares of preferred stock, $.001 par value per share, previously authorized are issued and outstanding.

c. New Class A Common Stock. An additional 10,000,000 shares of Class A common stock, $.001 par value per share (the "Class A Common Stock"), is authorized to be issued.

(ii) Article SEVENTH is amended to change the exculpation provision;

(iii) a new Article EIGHTH is added to add a provision indemnifying the directors and officers of the Corporation;

(iv) a new Article NINTH is added to specify the powers of the board of directors and shareholders with regards to adopting, amending and repealing by-laws; and

(v) a new Article TENTH is added to permit stockholders to consent in writing to corporate actions in the same proportion as they could vote to approve such actions at a meeting of stockholders.

FIFTH: That the text of the Certificate of Incorporation of CONDITION ONE NUTRITION INC. is hereby restated, as amended by this Certificate, to read in full, as follows:

Amended and Restated
Certificate of Incorporation
of
Condition One Nutrition Inc.

The Certificate of Incorporation of the Corporation was filed by the Department of State under the name of Condition One Nutrition Inc. on October 22, 2014 and amended on November 20, 2014. The Certificate of Incorporation is hereby amended and restated pursuant to Section 807 under the Business Corporation Law of the State of New York.

FIRST: The name of the Corporation is Condition One Nutrition Inc.

SECOND: The Corporation is formed for the purpose of engaging in any lawful act or activity for which a corporation may be organized under the Business Corporation Law, provided that it is not formed to engage in any act or activity requiring the consent or approval of any state official, department, board, agency or other body without such consent or approval first being obtained.

THIRD: The County within this state, in which the office of the corporation is to be based, is Nassau.

FOURTH: The total number of shares of all classes of stock that the Corporation shall have authority to issue is twenty million (20,000,000), consisting of (i) ten million (10,000,000) shares of Class A common stock, $.001 par value per share (the "Class A Common Stock"), and (ii) ten million (10,000,000) shares of Class B common stock, $.001 par value per share (the "Class B Common Stock"). Both classes of stock, Class A Common Stock and Class B Common Stock, shall be equal in every aspect, and shall vote together on all matters subject to the approval of shareholders, except that the Class B Common Stock shall have ten (10) votes per share and the Class A Common Stock shall have one (1) vote per share.

FIFTH: The Secretary of State is designated as the agent of the corporation upon whom process against the corporation may be served. The address to which the Secretary of State shall mail a copy of any process accepted on behalf of the corporation is:

c/o United States Corporation Agents, Inc.

7014 13th Avenue Suite 202 Brooklyn NY 11228

SIXTH: The name and street address in this state of the registered agent upon whom process against the corporation may be served is:

United States Corporation Agents, Inc.

7014 13th Avenue Suite 202 Brooklyn NY 11228

SEVENTH: A director of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the Business Corporation Law of the State of New York as the same exists on the date hereof or may hereafter be amended. Any repeal or modification of the foregoing paragraph shall not adversely affect any right or protection of a director of the Corporation existing hereunder with respect to any act or omission occurring prior to such repeal or modification.

EIGHTH: The directors and officers of the Corporation shall be indemnified for any claim, payment or expense incurred while performing in good faith any act or duty which he reasonably believes to be in the best interests of the Corporation, or from any liability so incurred by an officer or director on behalf of any company to which the Corporation is a successor in interest as a result of merger, consolidation or acquisition. Such indemnification is to be unlimited except that statutory restrictions applicable to business corporations shall be complied with if inconsistent with this provision.

NINTH: The board of directors shall have the power to adopt, amend and repeal the by-laws of the Corporation. The stockholders entitled to vote in the election of directors may adopt additional by-laws and may amend or repeal any by-law whether or not adopted by them.

TENTH: Whenever the shareholders are required or permitted to take any action by vote, such action may be taken without a meeting on written consent, setting forth the action so taken, signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

IN WITNESS WHEREOF, the undersigned President of the Corporation has hereunto subscribed this Certificate this 20th day of November, 2014 and affirm that the statements contained herein are true under the penalties of perjury.

CONDITION ONE NUTRITION INC.

By: [signature]

Matthew DeMaio, Sr., President

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FILED
2014 NOV 21 AM 11:12

RESTATED CERTIFICATE OF INCORPORATION

OF

CONDITION ONE NUTRITION INC.

Under Section 807 of the Business Corporation Law.

Filed by: Sean J. McGowan
Abrams, Fensterman, Fensterman, Eisman, Formato, Ferrara & Wolf LLP
1111 Marcus Avenue, Suite 107
Lake Success, NY 11042

Cust Ref # 384667 KXK

STATE OF NEW YORK
DEPARTMENT OF STATE
FILED
NOV 21 2014
TAX $ 10
BY:

RECEIVED
2014 NOV 20 PM 3:04

RECEIVED
2014 NOV 19 AM 11:33